WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218
Telephone: 718-907-4105

July 25, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Tonya Bryan, Esq.

Re: WNS Studios, Inc.
File Number 333-172050

Dear Ms. Bryan:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), WNS Studios, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 pm EST on Friday, July 27, 2012, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

WNS STUDIOS, INC.

By:	/s/ Moses Gross
Name:	Moses Gross
Title:	President, Chief Executive Officer, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)